UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42412

Creative Global Technology Holdings Limited

Unit 03, 22/F, Westin Centre,

26 Hung To Road, Kwun Tong,

Kowloon, Hong Kong
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

This Form 6-K is hereby incorporated by reference into the Registration Statement of Creative Global Technology Holdings Limited (the “Company”) on Form S-8 (Registration Number 333-284400), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Change in Registrant’s Certifying Accountant

Creative Global Technology Holdings Limited (the “Company”) is furnishing this current report on Form 6-K to report the dismissal of Wei, Wei & Co., LLP (“Former Auditor”) effective December 2, 2025 and that the Company has appointed Edward Associate CPA PLLC (the “Successor Auditor”) as successor auditor of the Company effective on December 2, 2025 and for the fiscal year ended September 30, 2025 and for the six-month period ended March 31, 2026.

In connection therewith, the Company provides that:

1. The dismissal of Former Auditor and the appointment of the Successor Auditor have been considered and approved by the Company’s audit committee and board of directors.

2. The audit report of Former Auditor on the financial statements of the Company as of and for the years ended September 30, 2024, 2023, 2022, and 2021 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

3. There were no disagreements with Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, from the time of Former Auditor’s engagement up to the date of dismissal which disagreements that, if not resolved to Former Auditor’s satisfaction, would have caused Former Auditor to make reference in connection with its opinion to the subject matter of the disagreement. None of “reportable events”, as that term is described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F occurred within the two fiscal years of the Company ended September 30, 2024 and 2023 and subsequently up to the date of dismissal.

The Company provided Former Auditor with a copy of this Form 6-K and requested that Former Auditor provides the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of Former Auditor’s letter is furnished as Exhibit 16.1 to this Form 6-K.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to the appointment of the Successor Auditor, neither the Company nor anyone on its behalf has consulted with the Successor Auditor on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending September 30, 2024 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creative Global Technology Holdings Limited

Date: December 3, 2025	By:	/s/ Hei Tung (“Angel”) Siu
	Name:	Hei Tung (“Angel”) Siu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from Wei, Wei & Co., LLP, dated December 3, 2025.

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